Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statements (Nos. 333‑192507, 333-165268, 333-112831, 333-105767, 333-76798, 333-65636, 333-58634, 333-55644, 333-131705, 333-201456, 333-83729, 333‑215648, 333-221876, 333-229582 and 333-233164) on Form S-8 of Extreme Networks, Inc. of our report dated March 1, 2019, relating to the consolidated financial statements of Aerohive Networks, Inc. and its subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for revenue in fiscal year 2018 due to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers), which is incorporated by reference in this Current Report on Form 8-K of Extreme Networks, Inc.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
October 25, 2019